

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2015

Via E-mail
Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

      Re: iPass Inc.
              Soliciting materials filed pursuant to Exchange Act Rule 14a-12
              Filed April 16, 2015 by Catalysis Partners, LLC et al.

              Preliminary Proxy Statement on Schedule 14A
              Filed April 17, 2015 by Catalysis Partners, LLC et al.
              File No. 0-50327

Dear Mr. Freedman:

      We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

      Please respond to this letter by amending the filings or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials filed April 16, 2015

1.   Refer to the statement "[d]espite the multiple-failed attempts to sell the business since 2008, continually falling short of executing several different business plans…and the alarming cash depletion, we remain confident that under the right leadership and direction iPass can generate significant value for shareholders." It is our understanding that:

- in July 2014, iPass successfully completed the sale of its Unity Managed Network Services business unit for $28.2 million, as publicly announced in its SEC filings;
- iPass has executed on a number of business plans, including growing to 18 million Wi-Fi hotspots in over 120 countries from 110,000 Wi-Fi and wired hotspots as of

December 31, 2008, launching mobile applications, and growing its customer base, all as publicly announced in its SEC filings; and

- iPass' cash and cash equivalents increased from approximately $24.0 million as of December 31, 2013, to $33.8 million as of December 31, 2014, a 41% increase in cash, not a depletion of cash, also as publicly announced in its SEC filings.

In light of the above, please either provide support for the statements made in the soliciting material or avoid making this or similar statements in future filings.

Preliminary Proxy Statement

2.   Refer to the statement "[a]t the Company's annual meeting of stockholders held on May 29, 2008, holders of more than twenty-seven percent (27%) of iPass stock withheld their votes for Mr. Beletic in an uncontested election. Notwithstanding the clear vote of no-confidence by the iPass stockholders…" Based on this statement, it would appear Mr. Beletic received a favorable vote from over 73% of stockholders. A vote of no-confidence would appear to have been a vote, at a minimum, of less than 50%. Please characterize such assertion of opinion as such and ensure that a reasonable factual basis for such opinion exists. Support for such opinion should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis with a view toward disclosure. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

We are Concerned that Cronyism on the Board and Within Management has Undermined Effective Governance and Contributed to Stockholder Value Erosion, page 6

3.   Refer to both this caption and the first paragraph that follows. Please either provide support for the reference to cronyism or remove such statement from the proxy statement. It is our understanding that:
- the Compensation Committee of the Board comprises three members, all of whom, including Mr. Beletic, are independent as independence is currently defined in Rule 5605(a)(2) of the Nasdaq Listing Rules;
- the Compensation Committee has historically analyzed third party data in order to establish the Chief Executive Officer's compensation and engaged Barney & Barney LLC to perform executive compensation studies; and
- Mr. Kaplan's compensation has received approval on an advisory basis from the stockholders of the Company.

4.   Refer to the second paragraph following the above caption. It is our understanding that Mr. Majiteles has never been associated with the Morgan Stanley Venture Capital Group. Please revise accordingly.

We are Concerned About the Board's Poor Performance…, page 8

5.   Refer to the last sentence. Please revise to reconcile the numerical percentages in parentheses with the reference to "less than [thirty/twenty] percent."

We are Concerned About the Company's Ability to Evolve and Adapt…, page 8

6.   Please provide support for the statements made in the paragraph following this caption.

Proposal No. 1 Election of Directors, page 10

7.   We note disclosure in the last paragraph on page 12 referencing substitute nominees. Please confirm for us that should iPass Shareholders for Change nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Votes Required for Approval, page 15

8.   The paragraph discussing the votes required for the election of directors describes abstentions. Abstention is not an option for this particular proposal. Please advise or revise.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions